Exhibit 12.1

AMERIVEST PROPERTIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DIVIDENDS

(Dollar amounts in thousands)

(Unaudited)

	2005(1)	2004(1)	2003(1)	2002(1)	2001(1)
Loss from continuing operations	$(14,354,022)	$(5,622,256)	$(2,210,243)	$(995,684)	$(686,934)
Add:
Interest expense	11,996,147	8,163,031	4,748,782	1,905,083	1,298,776
Loss as adjusted	$(2,357,875)	$2,540,775	$2,538,539	$909,399	$611,842
Combined fixed charges and Preferred Share dividends:
Interest expense	$11,996,147	$8,163,031	$4,748,782	$1,905,083	$1,298,776
Preferred Share dividends	—	—	—	—	—
Combined fixed charges and Preferred Share dividends	$11,996,147	$8,163,031	$4,748,782	$1,905,083	$1,298,776
Ratio of earnings to combined fixed charges and Preferred Share dividends	(0.20)	0.31	0.53	0.48	0.47

(1)           Net earnings from discontinued operations have been reclassified for all periods presented.